December 2, 2021

VIA EDGAR SUBMISSION

Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, N.E.

Washington, D.C. 20549

Attention: William Demarest

Wilson Lee

Pam Howell

James Lopez

Re:	Banyan Acquisition Corporation

Amended Registration Statement on Form S-1

Filed on August 25, 2021

File No. 333-258599

Ladies and Gentlemen:

On behalf of our client, Banyan Acquisition Corp. (the “Company”), we are writing to submit the Company’s responses to the comment letter, dated August 30, 2021 (the “Letter”), of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”), relating to the Company’s Amendment No. 1 to its Registration Statement on Form S-1 filed with the Commission on August 25, 2021 (the “Registration Statement”).

We have set forth below the comments of the Staff in bold/italics and the Company’s responses thereto. Please note that earlier today the Company filed Amendment No. 2 to the Registration Statement with the Commission (“Amendment No. 2 to the Registration Statement”) and has revised the disclosure of Amendment No. 2 to the Registration Statement in accordance with the below responses.

Amended Registration Statement on Form S-1 filed 25, 2021

General

1.      We note the disclosure that anchor investors have expressed an interest to purchase up to 99% of the units in this offering. Please disclose the number of anchor investors and the potential material impact on the public investors due to the significant amount of the offering being purchased by the anchor investors. Additionally, please tell us whether the limited number of public investors would impact the company’s listing eligibility. Please revise the summary to further clarify the potential impact such purchases could have upon liquidity and the ability to meet continued listing requirements.

Response: The Company respectfully advises the Staff that it has decided not to proceed with obtaining expressions of interest from potential anchor investors at this time and, as such, it has removed such disclosure from Amendment No. 2. To the Registration Statement.

2.      We note that your auditor has removed its reference to Note 5 in the dual dating of its report. However, Note 5 includes discussion of events subsequent to the initial audit date of April 1, 2021. Please have your auditors clarify and/or revise accordingly.

Response: Our independent auditor utilizes the guidance under PCAOB Audit Standard 3110, Dating of the Independent Auditor’s Report, to determine the proper dual dating of their report. As a result of the Company amending its disclosures, our independent auditor have amended the dual dating of their report by removing the reference to Notes 2, 5 and 6 and have added dual dating for additional disclosure in Note 9, Subsequent Events.

We believe that the responses above fully address the comments contained in the Letter. If you have any further questions or need any additional information, please feel free to contact the Company’s counsel, Mark D. Wood or Timothy J. Kirby, of Katten Muchin Rosenman LLP at (312) 902-5493 and (212) 940-6494, respectively, at your convenience.

Sincerely,

/s/ Mark D. Wood
Mark. D. Wood

cc:

Evan S. Borenstein

Timothy J. Kirby

Katten Muchin Rosenman LLP

Keith Jaffe

Chief Executive Officer

Banyan Acquisition Corporation

400 Skokie Blvd

Suite 820

Northbrook, Illinois 60062